SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Amendment No.    )
*
INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hesai Group
(Name of Issuer)

Class B Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

428050 108**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**CUSIP number 428050 108 has been assigned to the American Depositary Shares (“ADSs”) of Hesai Group (the “Issuer”), which are quoted on the Nasdaq Global Select Market under the symbol “HSAI.” Each ADS represents one Class B ordinary share of the Issuer. The CUSIP number of the Class B ordinary shares is G4417G 106

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428050 108	13G	Page 2

1	NAME OF REPORTING PERSONS
Robert Bosch GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
	5	SOLE VOTING POWER
NUMBER OF		7,653,252
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		7,653,252
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,653,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.0%
12	TYPE OF REPORTING PERSON
OO

CUSIP No. 428050 108	13G	Page 3
1	NAME OF REPORTING PERSONS
Robert Bosch Industrieteuhand KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
	5	SOLE VOTING POWER
NUMBER OF		7,653,252
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		7,653,252
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,653,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.0%
12	TYPE OF REPORTING PERSON
OO

CUSIP No. 428050 108	13G	Page 4

Item 1 (a).	Name of Issuer: Hesai Group

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

9th Floor, Building L2-B 1588 Zhuguang Road
Qingpu District Shanghai 201702
People’s Republic of China.

Item 2 (a).	Name of Person Filing:

(1)	Robert Bosch GmbH
(2)	Robert Bosch Industrietreuhand KG

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

(1)	Robert Bosch GmbH
Robert Bosch Platz 1
Gerlingen Schillerhohe
Baden Wuerttemberg 70839
Germany
(2)	Robert Bosch Industrietreuhand KG
Robert Bosch Platz 1
Gerlingen Schillerhohe
Baden Wuerttemberg 70839
Germany

Item 2 (c).	Citizenship:

(1)	Robert Bosch GmbH: Germany
(2)	Robert Bosch Industrietreuhand KG: Germany

Item 2 (d).	Title of Class of Securities: Class B Ordinary Shares

Item 2 (e).	CUSIP Number: 428050 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

(1)	Robert Bosch GmbH: 7,653,252
(2)	Robert Bosch Industrietreuhand KG: 7,653,252

Consists of 7,653,252 Class B ordinary shares held by Robert Bosch GmbH.  Robert Bosch Industrietreuhand KG has a 93% voting interest in Robert Bosch GmbH, and as such, it may be deemed to share beneficial ownership of shares of the Issuer held by Robert Bosch GmbH.  Robert Bosch Industrietreuhand KG disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. 428050 108	13G	Page 4

(b)	Percent of class:

(1)	Robert Bosch GmbH: 9.0%
(2)	Robert Bosch Industrietreuhand KG: 9.0%

Percentages are reported based upon 85,501,214 Class B ordinary shares outstanding as of December 31, 2022, according to the Form 20-F filed by the Issuer on April 20, 2023.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
(1)	Robert Bosch GmbH: 7,653,252
(2)	Robert Bosch Industrietreuhand KG: 7,653,252

(ii)	Shared power to vote or to direct the vote:
(1)	Robert Bosch GmbH: 0
(2)	Robert Bosch Industrietreuhand KG: 0

(iii)	Sole power to dispose or to direct the disposition of:
(1)	Robert Bosch GmbH: 7,653,252
(2)	Robert Bosch Industrietreuhand KG: 7,653,252

(iv)	Shared power to dispose or to direct the disposition of:
(1)	Robert Bosch GmbH: 0
(2)	Robert Bosch Industrietreuhand KG: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

EXHIBITS INDEX

Exhibits	Description
24.1	Power of attorney by Stefan Hartung
24.2	Power of attorney by Stefan Asenkerschbaumer
99.1	Joint filing agreement by and between Robert Bosch GbmH and Robert Bosch Industrietreuhand KG

CUSIP No. 428050 108	13G	Page 6
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT BOSCH GMBH

Date:	February 14, 2024	By:	/s/ Wayne Zhang, Attorney in Fact
Name: Stefan Hartung
Title: Chief Executive Officer

ROBERT BOSCH INDUSTRIETREUHAND KG

Date:	February 14, 2024	By:	/s/ Wayne Zhang, Attorney in Fact
Name: Stefan Asenkerschbaumer
Title: General Partner